SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐    NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. on September 1, 2011.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: September 1, 2011	By:	/s/ Baruch Shusel
Name: Baruch Shusel
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES SHARE REPURCHASE PROGRAM

Program to be conducted concurrently with a similar program by the Company's principal shareholder, Willi-Food Investments Ltd. – in total with G. Willi-Food of up to $10 million

YAVNE, Israel – September  1, 2011 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi Food”), a global food company specializing in the development, manufacturing, marketing and international distribution of kosher foods, announced today that its Board of Directors has authorized a share repurchase program permitting the Company to repurchase up to $5 million of the Company's Ordinary Shares over the next twelve months.

The Ordinary Shares may be repurchased from time to time in open market transactions or privately negotiated transactions at the Company's discretion. The timing and amount of shares repurchased will be determined by the Company's management based on its evaluation of market conditions, the trading price of Willi Food shares and other factors, and subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934.  The repurchase program may be increased, suspended or discontinued at any time.

"We are very pleased to announce this repurchase program to benefit shareholders at a time when we believe our share is undervalued," said Willi Food Chairman Zwi Williger.  "The initiation of our share repurchase program reflects our confidence in our business and the long-term potential for Willi Food and our commitment to maximize shareholder value," he added.

The share repurchase program was approved by the Company's Board of Directors as part of its ongoing consideration of alternative methods to take advantage of the Company's strong cash position. The Board of Directors believes that a share repurchase program at this time is in the best interests of the Company and its shareholders, and will not impact the Company's ability to execute its growth plans.

The Company's principal shareholder, Willi-Food Investments Ltd. (TASE: WLFD) (“Investments”), announced separately that its Board of Directors had authorized Investments to purchase up to $5 million of Willi Food's Ordinary Shares over the next twelve months.  Investments announced that the timing and amount of its share purchases will be determined by its management based on an evaluation of market conditions, the trading price of Willi Food shares and other factors, and that its purchase program may be increased, suspended or discontinued at any time.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.co.il) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel; Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on June 30, 2011. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:

G. Willi Food International Ltd.
Baruch Shusel, CFO
 (+972) 8-932-1000
baruch@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.